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FORM 4
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                                                          OMB APPROVAL
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                                                   OMB Number  3235-0287
                                                   Expires: September 30, 1998
                                                   Estimated average burden
                                                   hours per response......0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    KRG Capital Partners, LLC (designated         White Cap Holdings, Inc. ("WHCP")             Issuer (Check all applicable)
    beneficial owner)
-------------------------------------------    --------------------------------------------         Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    370 Seventeenth Street                        Person (Voluntary)       February 1999        ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
    Denver      Colorado            80202                                   Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     __  Form filed by One Reporting Person
                                                                            ------------      X   Form filed by more than one
                                                                                              __  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock, par value                                                                                                     See
     $0.01 per share             03/5/1999  I           72,968    D        n/a            944,994               I           below
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  Common Stock, par value
     $0.01 per share             2/10/1999  S            1,250    D        $13.875        944,994               I           Member
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  Common Stock, par value
    $0.01 per share              2/22/1999  S           13,750    D        $13.9318       944,994               I           Member
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  Common Stock, par value
    $0.01 per share              2/10/1999  S            1,250    D        $13.875        944,994               I           Member
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  Common Stock, par value
    $0.01 per share              2/22/1999  S            5,750    D        $13.9318       944,994               I           Member
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  Common Stock, par value
    $0.01 per share              2/22/1999  S            7,000    D        $13.9318       944,994               I           Member
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  Common Stock, par value
    $0.01 per share              2/22/1999  S            1,000    D        $13.9318       944,994               I           Member
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, See Instruction 4(b)(v).                                   SEC 1474 (7-96)


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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

This report is being made by KRG Capital Partners, LLC ("KRG Capital"), as designated beneficial owner pursuant to Instruction
4(b)(v). The securities reported herein are held by the members of KRG Capital Investments II, LLC listed on Schedule A hereto
(the "Members"). All of such shares are subject to a voting agreement providing KRG Capital the right to vote all of such shares.
Each of the Members disclaims beneficial ownership of all of the shares held by other Members, other than immediate family members or family trusts. KRG Capital previously had the sole right to vote the 1,017,962 shares of Common Stock held by the
Members. Such agreement was amended and restated effective March 5, 1999 to release certain members of KRG II listed on Schedule B hereto, who beneficially own 72,968 shares of the Common Stock outstanding, from the voting agreement and the sale reported herein.
As a result of such amendment, KRG now has the sole right to vote the 944,994 shares of Common Stock held by the Members. The amount of shares of stock disposed by certain Members are listed on Schedule B hereto.

                                                                                /s/ Bruce Rogers                   March 9, 1999
                                                                              -------------------------------     -----------------
** Intentional misstatements or omissions of facts constitute Federal         **Signature of Reporting Person      Date
   Violations. See 18 U.S.C. 1001 and 15U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually                                                          Page 2
      signed. If space provided is insufficient, see Instruction 6                                                  SEC 1474 (7-96)
      for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                   SCHEDULE A

                                                                                                      BALANCE
   SH TAX ID NUMBER                                       NAME                                          HELD
-----------------------              --------------------------------------------------            -------------
###-##-####                          Brenda K. King                                                       64,346
###-##-####                          Mark M. King                                                        202,517
###-##-####                          MBK Children's Trust                                                 23,360
###-##-####/###-##-####              Bruce L. Rogers and Sally K. Rogers, Ten in Common                  210,303
###-##-####                          Andrew J. Gwirtsman                                                  13,230
84-1363522                           Capital Resources Growth, Inc.                                      208,800
###-##-####/###-##-####              Charles R. Gwirtsman and Nancy J. Reichman                           93,707
###-##-####                          Daniel L. Gwirtsman                                                  13,230
###-##-####                          Nancy J. Reichman                                                    45,901
###-##-####                          Rogers Family Trust                                                  26,100
###-##-####                          Sally K. Rogers Trust                                                43,500
                                                                                                   -------------
                                        TOTAL                                                            944,994
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
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                                   SCHEDULE B

                                                                                                        SHARES
                                                                                                       RELEASED
                                                                                                         FROM
                                                                                                        VOTING
SH TAX ID NUMBER                     NAME                                                              AGREEMENT
----------------------               ---------------------------------------------------               ---------
                                     Lee W. Dines                                                        72,968
                                                                                                         ------
                                        TOTAL                                                            72,968
                                                                                                         ======